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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

GLACIER WATER SERVICES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

376395109

(Cusip Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

4/11/2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 376395109

1.	Name of Reporting Person: KAYNE ANDERSON CAPITAL ADVISORS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 95-4486379

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 110,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 110,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 110,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): IA

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CUSIP No. 376395109

1.	Name of Reporting Person: RICHARD A. KAYNE		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 745,871

		8.	Shared Voting Power: 110,000

		9.	Sole Dispositive Power: 745,871

		10.	Shared Dispositive Power: 110,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 855,871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.7%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. 376395109

1.	Name of Reporting Person: KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P.		I.R.S. Identification Nos. of above persons (entities only): 95-4198602

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 100,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 100,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): PN

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United States
Securities and Exchange Commission

Schedule 13D
Amendment No. 19

*********************

Item 1. Security and Issuer

Common Stock, with $0.01 Par Value.

Glacier Water Services, Inc. 2651 La Mirada Drive, Suite 100 Vista, California 92083

Item 2. Identity and Background

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P., a California limited partnership (KACALP), is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to various investment funds, including Kayne Anderson Non-Traditional Investments, L.P., a California limited partnership and a holder of the issuer’s Common Stock. KACALP also serves as investment adviser to other clients, one of which holds the issuer’s Common Stock. Kayne Anderson Investment Management, Inc., a Nevada corporation (KAIM), serves as general partner of KACALP. KAIM is wholly owned by KA Holdings, Inc., a California corporation (KA Holdings). The principal business address of KACALP, the investment limited partnerships, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

During the past five years, none of KACALP, the investment limited partnerships, KAIM or KA Holdings has been convicted in a criminal proceeding, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is the controlling shareholder of KA Holdings and serves as President, Chief Executive Officer and Director of both KA Holdings and KAIM. He also serves as Management Committee Co-Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (KARIM), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KARIM is a registered investment adviser, and KA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

Mr. Kayne is Chairman of Glacier Water Services, Inc.

During the past five years, none of Mr. Kayne, KACALP, KARIM or KAA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

c.	The following persons (in addition to Mr. Kayne) are officers and/or directors of KAIM and KA Holdings. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

John E. Anderson. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM and KA Holdings.

Howard M. Zelikow.	Vice President and Director of KAIM

Robert V. Sinnott.	Vice President of KAIM and Director of Glacier Water Services, Inc.

Ralph C. Walter.	Chief Operating Officer and Treasurer of KAIM and KA Holdings

David J. Shladovsky.	General Counsel and Secretary of KAIM and KA Holdings

Item 3. Source and Amount of Funds or Other Consideration

Investment partnership and other managed account funds were derived by a combination of cash and security contributions by limited partners or the managed account holder, as applicable.

Item 4. Purpose of Transaction

The shares of the issuer were purchased for investment purposes. Richard A. Kayne and KACALP, on behalf of themselves and their managed accounts, will consider making further purchases of the shares.

Item 5. Interest in Securities of the Issuer

a.     KACALP and Richard A. Kayne report beneficial ownership of 110,000 and 855,871 shares, representing 5.8% and 42.7% of the shares outstanding, respectively.

b.     KACALP has shared voting and dispositive power (with Richard A. Kayne) over its 110,000 shares. Richard A. Kayne has sole voting and dispositive power over 745,871 shares and shared voting and dispositive power (with KACALP) over 110,000 shares.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by KACALP or accounts for which KACALP serves as investment adviser (and, in most cases, as general partner).

     KACALP disclaims beneficial ownership of the shares reported, except those shares it holds directly or attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACALP in its direct holdings and such limited partnerships.

c. Transactions of the shares were made as follows:

Date	Type	# of shares	Price	Where/how transaction effected

4/11/03	*	582,419	$16.35	* Common stock was tendered in exchange for Glacier Water 9-1/16% Cumulative Trust Preferred Securities pursuant to Issuer exchange offer consummated on April 11, 2003.

d. Not applicable

e. Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to Be Filed as Exhibits.

Exhibit I  Joint Filing Agreement among Richard A. Kayne and KACALP.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2003 Date

/S/ Richard A. Kayne Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

	By:	/S/ David J. Shladovsky

David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne

Richard A. Kayne

/S/ David J. Shladovsky

Kayne Anderson Capital Advisors, L.P., by David J. Shladovsky, Secretary of Kayne Anderson Investment Management, Inc., general partner